SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 August 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 26 August 2011 re:  Director/PDMR Shareholding

26 August 2011

LLOYDS BANKING GROUP PLC (THE "COMPANY")

NOTIFICATION OF TRANSACTIONS BY A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND THEIR CONNECTED PERSON IN THE COMPANY'S ORDINARY SHARES OF 10 PENCE EACH ("SHARES") AND AMERICAN DEPOSITARY RECEIPTS ("ADRs")

On 25 August 2011, the Company was notified that on 23 August 2011 Mr Truett Tate, a director of the Company, purchased 175,746 shares at a price of 28.45 pence per share and that on 24 August 2011 Mrs Dorthe Tate, a connected person, purchased 20,000 ADRs at a price of $1.92 per ADR. Each ADR represents four ordinary shares in the Company.

This notification is made in accordance with paragraph 3.1.4 (1) (a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transactions took place in the UK and the United States. The Shares are listed on the London Stock Exchange and the ADRs are listed on the New York Stock Exchange.

For further information:

Investor Relations
Douglas Radcliffe
Head of Operations & Reporting                                       +44 (0)20 7356 1571
Email: douglas.radcliffe@ltsb-finance.co.uk

Group Communications
Sarah Swailes
Media Relations Manager                                                  +44 (0) 20 7661 4639
Email: sarah.swailes@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  26 August 2011